Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Far Peak Acquisition Corporation

Subject Company: Far Peak Acquisition Corporation

Bullish prepares to go public on the New York Stock Exchange

Brendan said it best: The crypto thesis is built on the principle that people have the inherent right to have financial exposure to the underlying projects they’re using.

And with Bullish, we’re doing just that. We’re empowering our customers to not only embrace a new breed of exchange, but offer a vehicle for our users to invest in our products by owning shares in the company - in a way that eliminates fears of regulatory uncertainty and opens the door to institutional investors.

On July 9, 2021, Bullish announced its intention to go public on the New York Stock Exchange. For highlights from the announcement and a glimpse at what’s to come, click to read more.

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Bullish prepares to go public on the New York Stock Exchange

Jennifer Fedenisn	Follow
Published today

Within the changing blockchain ecosystem, we’ve witnessed a growing void within the financial services industry that we believe Bullish is poised to tackle head on. Part of that journey includes becoming a public company, and we’re well on our way to achieving that goal later this year - a testament to the work you all have been doing over the last four years.

We’re setting a new standard for innovation as we define the future for digital assets and a more aligned financial ecosystem. More importantly, we redesigned the exchange to benefit asset holders, empower traders, and increase market integrity. But you know all of this; after all, you built it!

There is tremendous synergy between launching a product and entering the public markets. Not only has this process required us to implement the highest standards to be market ready, but we’ve also been afforded the opportunity to tap our target customers for Bullish, quickly adapting our roadmap to align with their needs.

This convergence of open-source collaboration, tokenization, and blockchain technology has fostered the accelerated rate of DeFi adoption; however, the current DeFi landscape has left room for significant advancement - but as Bullish’s incoming CEO Tom Farley reminded us, there hasn’t been a lot of motivation to improve these substandard practices we’re seeing across the space, in large part because the market is so big and growing so rapidly.

That’s why Bullish is built to address these hurdles—like compliance, user privacy, increased through-put, lower latency, eliminating transaction fees, and expanded product functionality—head on, and from our sizable PIPE fundraising round in July and the support of our existing investors, we know the world is ready for Bullish to come to the public market.

And as Tom, the self proclaimed “free enterprise nerd,” stated during the town hall, “By providing more efficient capital markets, we’re creating better things for the world.”

These are exciting times, so be sure to champion the news across your own social channels - we recommend starting with the Bullish Twitter and LinkedIn profiles! Please refer to the guidelines provided by the Social team outlining how to interact across social media platforms, but of course, be sure to follow our official channels and feel free to “like” and “share” posts!

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FPAC and Bullish Global may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Pubco’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish Global and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FPAC, Pubco or Bullish Global or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Pubco to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish Global as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Pubco may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish Global’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FPAC’s IPO Prospectus dated December 2, 2020 filed with the Securities and Exchange Commission on December 3, 2020, the section entitled “Risk Factors” in FPAC’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, as well as any further risks and uncertainties to be contained in the proxy statement / prospectus filed after the date hereof. In addition, there may be additional risks that neither Far Peak or Bullish Global presently know, or that Far Peak or Bullish Global currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, Pubco nor Bullish Global undertakes any duty to update these forward-looking statements. These forward-looking statements include, but are not limited, statements regarding Bullish Global’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination

In connection with the proposed Business Combination, Pubco intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement / prospectus with respect to the Business Combination. The definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials will contain important information about Pubco, FPAC and the proposed transactions.    Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Pubco, Bullish Global and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of FPAC is set forth in FPAC’s IPO Prospectus dated December 2, 2020 filed with the Securities and Exchange Commission on December 3, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Pubco or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.